Exhibit 99.1

Assertio Reports First Quarter 2023 Financial Results, Raises Full Year 2023 Outlook

Net Product Sales Increase 18% Year-Over-Year

Raises Full Year Outlook to Net Product Sales of $157 to $167 Million, Adjusted EBITDA $90 to $98 Million

To Acquire Spectrum Pharmaceuticals in All Stock and CVR Transaction, Expected to be Significantly Accretive to Adjusted EPS and Operating Cash Flow in 2024

LAKE FOREST, IL. – May 9, 2023 – Assertio Holdings, Inc. (“Assertio” or the “Company”) (Nasdaq: ASRT), a specialty pharmaceutical company offering differentiated products to patients, today reported financial results for the first quarter ended March 31, 2023.

“Since becoming CEO a little over two years ago, we adopted a strategy to increase profitability, improve our balance sheet, reduce our cost of capital, diversify our business and create internal and external opportunities for growth,” said Dan Peisert, President and Chief Executive Officer of Assertio. “Through the adoption of our innovative digital non-personal sales model, significant growth and cash flow, the refinancing of our indebtedness and our most recent completed acquisition of Sympazan, we have achieved most of what we set out to do and put Assertio on a pathway for significant and sustainable growth over the coming years.”

First quarter net product sales performed above internal expectations in what is typically a seasonally low quarter, delivering 18% growth in net product sales, more than $25 million of adjusted EBITDA and almost $23 million in cash flow from operations. Results were driven by continued growth of Indocin and the first full quarter of sales for Sympazan. As a result, the Company is raising its full-year net product sales and adjusted EBITDA outlook.

Financial Highlights (unaudited):

	Three Months Ended March 31,
(in millions, except per share amounts)	2023	2022
Net Product Sales (GAAP)	$41.8	$35.5
Net (Loss) Income (GAAP)	$(3.5)	$9.1
(Loss) Earnings Per Share (GAAP)	$(0.07)	$0.20
Adjusted EBITDA (Non-GAAP)[1]	$25.6	$23.9
Adjusted Earnings Per Share (Non-GAAP)[1]	$0.29	$0.38
First quarter results included the following as compared to the prior year quarter:
•Net product sales increased 18%, to $41.8 million.
◦Increased sales of Indocin and the addition of Sympazan more than offset expected declines in Cambia and Zipsor.
◦Indocin sales increased 42%, primarily due to the transition of volumes to more profitable commercial channels implemented in October 2022.
◦Sympazan prescriptions achieved a new record in the quarter, following its prior record in the third quarter 2022.
•GAAP net loss of $3.5 million, compared to GAAP net income of $9.1 million in the prior year quarter. The decrease was primarily due to:
◦$9.9 million in expenses associated with the exchange of convertible debt during the quarter,
◦$7.5 million non-cash increase in contingent consideration associated with future Indocin royalties as a result of continued sales growth, and
◦Increased operating expenses, including $2.4 million in transaction costs associated with the pending acquisition of Spectrum Pharmaceuticals, Inc., as announced on April 25, 2023.
•Adjusted EBITDA of $25.6 million, increased from $23.9 million in the first quarter 2022.
1 Non-GAAP measures are reconciled to the corresponding GAAP measures in the schedules attached.

◦The change in adjusted EBITDA was driven by $6.2 million of additional net product sales, partially offset by higher operating expenses.
•On February 23, 2023, the Company strengthened its balance sheet through a $30.0 million exchange of convertible debt in a cash and stock exchange transaction.
◦The transaction reduced Assertio’s overall debt by 43%, will save the Company $2.0 million in annual interest payments, and reduced the potential dilution from the exchanged convertible notes by 4.6%.
◦At March 31, 2023, cash and cash equivalents was $68.6 million and outstanding principal amount of convertible debt was $40 million.
•Subsequent to quarter end, on April 25, 2023, Assertio announced it has entered into a definitive agreement pursuant to which Assertio will acquire all outstanding shares of Spectrum Pharmaceuticals, Inc. (“Spectrum”) in an all-stock and contingent value rights (“CVR”) transaction.
◦Diversifies Assertio’s net product sales with the addition of ROLVEDONTM, a novel long-acting G-CSF product recently launched into a blockbuster market in October 2022.
◦Subject to the terms and conditions of the agreement, closing is expected in the third quarter 2023, subsequent to which Assertio intends to market ROLVEDON through Spectrum’s existing commercial team plus Assertio’s digital non-personal resources.
◦Transaction is expected to accelerate and enhance the profit opportunities for the combined company and generate double-digit accretion to adjusted EPS and increased operating cash flow in 2024.

“As part of Assertio’s ongoing transformation over the past two years, we also laid out a goal to build and diversify our portfolio through accretive acquisitions that fit our unique go-to-market model,” said Peisert. “Our recent announcement to acquire Spectrum Pharmaceuticals exemplifies that goal and significantly diversifies our asset base with its exciting new G-CSF asset ROLVEDON. We believe that Assertio’s platform can increase the market accessible to ROLVEDON in a time and cost efficient manner not available to it under Spectrum’s traditional sales model. In addition, ROLVEDON’s patent protection could extend to 2036, representing a significant runway on which to generate increased adjusted EBITDA and drive increased operating cash flows through successful execution of our plan.”

Raises 2023 Financial Guidance

	Prior Guidance	Current Guidance
Net Product Sales (GAAP)	$150.0 Million to $160.0 Million	$157.0 Million to $167.0 Million
Adjusted EBITDA (Non-GAAP)[2]	$85.0 Million to $93.0 Million	$90.0 Million to $98.0 Million

The Company’s full year Adjusted EBITDA guidance includes an initial estimate of the anticipated clinical trial costs in the second half of the year. The guidance does not include the effect of the Spectrum acquisition. The Company intends to update its guidance to include the effect of the acquisition after closing, currently anticipated to take place in the third quarter 2023.

Balance Sheet and Cash Flow

For the quarter ended March 31, 2023, the Company generated $22.7 million in cash flow from operations, its eighth consecutive quarter of positive cash flows. At quarter end, cash and cash equivalents totaled $68.6 million.

On February 23, 2023, Assertio entered into Exchange Agreements pursuant to which Assertio exchanged $30.0 million aggregate principal amount of convertible debt for a combination of an aggregate of $10.5 million in cash and an aggregate of approximately 7.0 million shares of its common stock in the transactions.

2 See “Non-GAAP Financial Measures” below for information about reconciling our Adjusted EBITDA guidance to Net Income.

Conference Call and Investor Presentation Information

Assertio’s management will host a conference call to discuss its first quarter 2023 financial results today:

Date:	Tuesday, May 9, 2023
Time:	11:30 a.m. Eastern Time (note time change)
Webcast (live and archive):	http://investor.assertiotx.com/overview/default.aspx (Events & Webcasts, Investor Page)
Dial-in numbers:	1-929-201-5912

To access the live webcast, the recorded conference call replay, and other materials, please visit Assertio’s investor relations website at http://investor.assertiotx.com/overview/default.aspx. Please connect at least 15 minutes prior to the live webcast to ensure adequate time for any software download that may be needed to access the webcast. The replay will be available approximately two hours after the call on Assertio’s investor website.

About Assertio

Assertio is a specialty pharmaceutical company offering differentiated products to patients utilizing a non-personal promotional model. We have built and continue to build our commercial portfolio by identifying new opportunities within our existing products as well as acquisitions or licensing of additional approved products. To learn more about Assertio, visit www.assertiotx.com.

Investor Contact

Matt Kreps, Managing Director
Darrow Associates
M: 214-597-8200
mkreps@darrowir.com

Forward Looking Statements

The statements in this communication include forward-looking statements concerning Assertio and Spectrum, the proposed transactions and other related matters. Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements speak only as of the date they are made or as of the dates indicated in the statements and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur. Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates,” “designed,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements, including: Assertio’s ability to realize the benefits from its operating model; cost and outcomes of clinical trials; failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s products; the growth, change and competitive landscape of the markets in which the combined company participates; expected industry trends, including pricing pressures and managed healthcare practices; variations in revenues obtained from commercialization agreements, including contingent milestone payments, royalties, license fees and other contract revenues, including non-recurring revenues, and the accounting treatment with respect thereto; Assertio’s and Spectrum’s abilities to obtain and maintain intellectual property protection for their respective products and operate their respective businesses without infringing the intellectual property rights of others; the commercial success and market acceptance of Assertio’s and Spectrum’s products; the entry and sales of generics of Assertio’s products including the Indocin products which are not patent protected and may face generic competition at any time; the outcome of, and Assertio’s intentions with respect to, any litigation or investigations, including antitrust litigation, opioid-related investigations, opioid-related litigation and related claims for negligence and breach of fiduciary duty against Assertio’s former insurance broker, and other disputes and litigation, and the costs and expenses associated therewith; and the ability of Assertio’s and Spectrum’s third-party manufacturers to manufacture adequate quantities of commercially salable inventory and active pharmaceutical ingredients for each of their respective products, and Assertio’s and Spectrum’s abilities to maintain their respective supply chains. For a discussion of additional factors that could cause actual results to differ materially from those contemplated by forward-looking statements, see the sections captioned “Risk Factors” in Assertio’s and Spectrum’s Annual Reports on Form 10-K for the year ended December 31, 2022 and other filings with the Securities and Exchange Commission (the “SEC”). Many of these risks and uncertainties may be exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Assertio and Spectrum do not assume, and hereby disclaim, any obligation to update forward-looking statements, except as may be required by law.

Non-GAAP Financial Measures

To supplement the Company’s financial results presented on a U.S. generally accepted accounting principles (“GAAP”) basis, the Company has included information about non-GAAP measures of EBITDA, adjusted EBITDA, adjusted earnings, and adjusted earnings per share as useful operating metrics. The Company believes that the presentation of these non-GAAP financial measures, when viewed with results under GAAP and the accompanying reconciliation, provides supplementary information to analysts, investors, lenders, and the Company’s management in assessing the Company’s performance and results from period to period. The Company uses these non-GAAP measures internally to understand, manage and evaluate the Company’s performance. These non-GAAP financial measures should be considered in addition to, and not a substitute for, or superior to, net income or other financial measures calculated in accordance with GAAP. Non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, non-GAAP measures used by other companies.

This release also includes estimated full-year non-GAAP adjusted EBITDA information, which the Company believes enables investors to better understand the anticipated performance of the business, but should be considered a supplement to, and not as a substitute for or superior to, financial measures calculated in accordance with GAAP. No reconciliation of estimated non-GAAP adjusted EBITDA to estimated net income is provided in this release because some of the information necessary for estimated net income such as income taxes, fair value change in contingent consideration, and stock-based compensation is not yet ascertainable or accessible and the Company is unable to quantify these amounts that would be required to be included in estimated net income without unreasonable efforts.

Specified Items

Non-GAAP measures presented within this release exclude specified items. The Company considers specified items to be significant income/expense items not indicative of current operations. Specified items include adjustments to interest expense, income tax expense (benefit), depreciation expense, amortization expense, sales reserves adjustments for products the Company is no longer selling, stock-based compensation expense, fair value adjustments to contingent consideration or derivative liability, restructuring costs, amortization of fair value inventory step-up as result of purchase accounting, transaction-related costs, gains or losses from adjustments to long-lived assets and assets not part of current operations, and gains or losses resulting from debt refinancing or extinguishment.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Assertio will file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement and prospectus of both Assertio and Spectrum (the “joint proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASSERTIO, SPECTRUM, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Assertio and Spectrum through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Assertio and Spectrum by contacting Investor Relations at Assertio Holdings, Inc., 100 South Sanders Rd., Suite 300, Lake Forest, IL 60045 (for documents filed by Assertio) or Investor Relations at Spectrum Pharmaceuticals, Inc. by email at ir@sppirx.com or by phone at (949) 788-6700 (for documents filed by Spectrum).

Participants in the Solicitation

Assertio and Spectrum and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the proposed transactions contemplated by the joint proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Assertio and Spectrum in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information regarding Assertio’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2022 and its Proxy Statement on Schedule 14A, dated April 3, 2023, which are filed with the SEC. Information regarding Spectrum’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2022 and its Proxy Statement on Schedule 14A, dated April 27, 2022, which are filed with the SEC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended March 31,
	2023	2022
Revenues:
Product sales, net	$41,769	$35,546
Royalties and milestones	697	992
Total revenues	42,466	36,538
Costs and expenses:
Cost of sales	5,467	4,195
Selling, general and administrative expenses	16,904	10,638
Fair value of contingent consideration	9,167	1,645
Amortization of intangible assets	6,284	8,501
Total costs and expenses	37,822	24,979
Income from operations	4,644	11,559
Other (expense) income:
Debt-related expenses	(9,918)	—
Interest expense	(1,122)	(2,327)
Other gain	802	545
Total other expense	(10,238)	(1,782)
Net (loss) income before income taxes	(5,594)	9,777
Income tax benefit (expense)	2,110	(713)
Net (loss) income and comprehensive (loss) income	$(3,484)	$9,064

Basic net (loss) income per share	$(0.07)	$0.20
Diluted net (loss) income per share	$(0.07)	$0.20
Shares used in computing basic net (loss) income per share	51,005	45,204
Shares used in computing diluted net (loss) income per share	51,005	46,127

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)

	As of
	March 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$68,603	$64,941
Accounts receivable, net	46,466	45,357
Inventories, net	16,226	13,696
Prepaid and other current assets	6,554	8,268
Total current assets	137,849	132,262
Property and equipment, net	544	744
Intangible assets, net	191,712	197,996
Deferred tax asset	81,569	80,202
Other long-term assets	2,600	2,709
Total assets	$414,274	$413,913
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,173	$5,991
Accrued rebates, returns and discounts	52,313	49,426
Accrued liabilities	10,799	12,181
Long-term debt, current portion	470	470
Contingent consideration, current portion	24,458	26,300
Other current liabilities	332	948
Total current liabilities	94,545	95,316
Long-term debt	38,151	66,403
Contingent consideration	26,600	22,200
Other long-term liabilities	4,314	4,269
Total liabilities	163,610	188,188
Commitments and contingencies
Shareholders’ equity:
Common stock, $0.0001 par value, 200,000,000 shares authorized; 55,661,866 and 48,319,838 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively.	5	5
Additional paid-in capital	573,744	545,321
Accumulated deficit	(323,085)	(319,601)
Total shareholders’ equity	250,664	225,725
Total liabilities and shareholders' equity	$414,274	$413,913

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Three Months Ended March 31,
	2023	2022
Operating Activities
Net (loss) income	$(3,484)	$9,064
Adjustments to reconcile net (loss) income to net cash from operating activities:
Depreciation and amortization	6,484	8,699
Amortization of debt issuance costs and Royalty Rights	147	28
Recurring fair value measurements of assets and liabilities	9,167	1,645
Debt-related expenses	9,918	—
Provisions for inventory and other assets	1,072	31
Stock-based compensation	2,446	982
Deferred income taxes	(1,367)	—
Changes in assets and liabilities, net of acquisition:
Accounts receivable	(1,109)	(4,561)
Inventories	(3,602)	(2,022)
Prepaid and other assets	1,824	9,845
Accounts payable and other accrued liabilities	(290)	(1,511)
Accrued rebates, returns and discounts	2,887	2,926
Interest payable	(1,376)	2,300
Net cash provided by operating activities	22,717	27,426
Investing Activities
Purchase of Sympazan	(105)	—
Purchase of Otrexup	—	(404)
Net cash used in investing activities	(105)	(404)
Financing Activities
Payment in settlement of convertible debt inducement	(10,500)	—
Payment of direct transaction costs related to convertible debt inducement	(1,119)	—
Payment of contingent consideration	(6,609)	(1,845)
Payment of taxes related to net share settlement of equity awards	(722)	(598)
Net cash used in financing activities	(18,950)	(2,443)
Net increase in cash and cash equivalents	3,662	24,579
Cash and cash equivalents at beginning of year	64,941	36,810
Cash and cash equivalents at end of period	$68,603	$61,389
Supplemental Disclosure of Cash Flow Information
Net cash paid (refunded) for income taxes	$29	$(8,360)
Cash paid for interest	$2,351	$—

RECONCILIATION OF GAAP NET (LOSS) INCOME TO NON-GAAP EBITDA and ADJUSTED EBITDA
(in thousands)
(unaudited)

	Three Months Ended March 31,
	2023	2022	Financial Statement Classification
GAAP Net (Loss) Income	$(3,484)	$9,064
Interest expense	1,122	2,327	Interest expense
Income tax (benefit) expense	(2,110)	713	Income tax benefit (expense)
Depreciation expense	200	197	Selling, general and administrative expenses
Amortization of intangible assets	6,284	8,501	Amortization of intangible assets
EBITDA (Non-GAAP)	$2,012	$20,802
Adjustments:
Stock-based compensation	2,446	982	Selling, general and administrative expenses
Contingent consideration fair value change (1)	9,167	1,645	Fair value of contingent consideration
Debt-related expenses (2)	9,918	—	Debt-related expenses
Transaction-related expenses (3)	2,355	—	Selling, general and administrative expenses
Other (4)	(295)	434	Multiple
Adjusted EBITDA (Non-GAAP)	$25,603	$23,863

(1)The fair value of the contingent consideration is remeasured each reporting period, with changes in the fair value resulting from changes in the underlying inputs being recognized as operating expenses until the contingent consideration arrangement is settled.
(2)Debt-related expenses consist of an induced conversion expense of approximately $8.8 million and direct transaction costs of approximately $1.1 million as a result of the $30.0 million Convertible Note Exchange during the three months ended March 31, 2023.
(3)Represents transaction-related expenses associated with the pending acquisition of Spectrum Pharmaceuticals, Inc., which was announced on April 25, 2023.
(4)Other for the three months ended March 31, 2023 includes interest income of $0.5 million recognized in Other gain related to the Company’s short-term investments, partially offset by $0.2 million of inventory step-up amortization recognized in Cost of sales related to acquired inventories sold. Other for the three months ended March 31, 2022 represents amortization of inventory step-up recognized in Cost of sales related to acquired inventories sold.

RECONCILIATION OF GAAP NET (LOSS) INCOME and NET (LOSS) INCOME PER SHARE TO
NON-GAAP ADJUSTED EARNINGS and ADJUSTED EARNINGS PER SHARE (1)
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022
	Amount	Diluted EPS (2)	Amount		Diluted EPS (2)
Net (Loss) income per share (GAAP)(2)	$(3,484)	$(0.07)	$9,064		$0.20
Add: Debt-related expenses, net of tax(2)	9,639		—
Add: Convertible debt interest expense, net of tax(2)	842		—
Adjustments
Amortization of intangible assets	6,284		8,501
Stock-based compensation	2,446		982
Contingent consideration fair value change	9,167		1,645
Contingent consideration cash payable (3)	(2,069)		(271)
Transaction-related expenses	2,355		—	—
Other	(295)		434
Income tax expense, as adjusted (4)	(4,472)		(2,823)
Adjusted earnings (Non-GAAP)	$20,413	$0.29	$17,532		$0.38

Diluted shares used in calculation (GAAP)(2)	51,005		46,127
Add: Dilutive effect of stock-based awards and equivalents(2)	4,436		—
Add: Dilutive effect of 2027 Convertible Notes(2)	14,489		—
Diluted shares used in calculation (Non-GAAP)(2)	69,930		46,127

(1)Certain adjustments included here are the same as those reflected in the Company’s reconciliation of GAAP net (loss) income to non-GAAP adjusted EBITDA and therefore should be read in conjunction with that reconciliation and respective footnotes.
(2)The Company uses the if-converted method with respect to its convertible debt to compute GAAP and Non-GAAP diluted earnings per share when the effect is dilutive. Under the if-converted method, the Company assumes the 2027 Convertible Notes, which were entered into on August 22, 2022, were converted at the beginning of each period presented and outstanding. As a result, interest expense and any other income statement impact associated with the 2027 Convertible Notes, net of tax, is added back to net income used in the diluted earnings per share calculation.
For the three months ended March 31, 2023, as the Company was in a GAAP net loss position, the potentially dilutive convertible debt under the if-converted method and stock-based awards under the treasury-stock method were not included in the computation of GAAP diluted net (loss) per share, because to do so would be anti-dilutive. However, the potentially dilutive convertible debt under the if-converted method and stock-based awards under the treasury-stock method were included in the computation of non-GAAP adjusted earnings and adjusted earnings per share because the effect was dilutive.
For the three months ended March 31, 2022, the Company used the treasury-stock method to compute GAAP diluted net income per share as there was no convertible debt outstanding during the period.
(3)Represents the accrued cash payable of the INDOCIN contingent consideration for the respective period based on 20% royalty for annual INDOCIN net sales over $20.0 million.
(4)Represents the Company’s income tax expense adjusted for the tax effect of pre-tax adjustments excluded from adjusted earnings. The tax effect of pre-tax adjustments excluded from adjusted earnings is computed at the blended federal and state statutory rate of 25%.